# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Biopharma, Inc., CIK 0001253689
CUSIP: 38000Q201
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001562189

## Reporting persons
- 1Globe Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 896,712; sole dispositive power 0; shared dispositive power 896,712; aggregate amount beneficially owned 896,712 (6.45% of the class)
  Comment: Jiaqiang Li serves as the Chairman of 1Globe Capital LLC and directly or indirectly exercises voting and dispositive power over the Issuer's shares held by 1Globe Capital LLC and as such, Mr. Li may be deemed the ultimate beneficial owner of such shares. Each Reporting Person disclaims beneficial ownership of such securities that are not directly owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.
- Jiaqiang Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 896,712; sole dispositive power 0; shared dispositive power 896,712; aggregate amount beneficially owned 896,712 (6.45% of the class)
  Comment: Jiaqiang Li serves as the Chairman of 1Globe Capital LLC and directly or indirectly exercises voting and dispositive power over the Issuer's shares held by 1Globe Capital LLC and as such, Mr. Li may be deemed the ultimate beneficial owner of such shares. Each Reporting Person disclaims beneficial ownership of such securities that are not directly owned by such Reporting Person, except to the extent of its or his pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Crescent Biopharma, Inc.
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing: 1Globe Capital LLC; Jiaqiang Li
Address of principal business office or, if none, residence: One International Place, 44th Fl, Boston, MA 02110
Citizenship: 1Globe Capital LLC is a Delaware Limited Liability Company; Jiaqiang Li is a citizen of the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: 6.45% for each Reporting Person hereto (based on the 13,892,562 shares outstanding as of July 25, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025).
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 1Globe Capital LLC: /s/ Jiaqiang Li, Chairman (08/20/2025)
- Jiaqiang Li: /s/ Jiaqiang Li, Reporting person (08/20/2025)